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02034779

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Engold Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3003 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/13/02

EMGOLD

EMGOLD MINING CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2001

May 29, 2002

TABLE OF CONTENTS

TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

"acre" - 0.405 hectares.

"Au" - chemical symbol for gold.

"gram/tonne (g/t) - grams per metric tonne, one of which is equivalent to 0.02917 ounces per short ton (oz/t).

"hectare (ha)" - 10,000 square meters or 2.471 acres.

"Indicated Mineralization" - that material an additional 50 feet (15.2 m) away from "measured" boundaries. In estimating "indicated" tonnages, a minimum width of 42 inches (1.07 m) was used with a cutoff grade of 0.14 oz/t (4.8 g/t) gold.

"Inferred Mineralization" - that material surrounding "measured" and "indicated" mineralization or gold-quartz vein material grading less than 0.14 oz/t (4.8 g/t) gold but greater than 0.099 oz/t (3.394 g/t) gold. The vertical distances projected for "inferred" mineralization varied, for example, in an untested area on a known vein structure, a maximum distance of half the distance up and down to the next level was used which resulted in total vertical projections of 350 feet (106 m) to 780 feet (237.8 m). In areas of intense stoping, "inferred" mineralization was taken to a maximum vertical distance of 200 feet (61 m).

"kilogram (kg)" - 1,000 grams or 2.204 pounds.

"kilometer (km)" - 1,000 meters or 0.621 miles.

"Measured Mineralization" - that material within 50 feet (15.2 m) horizontally and vertically from a drill hole intercept. In estimating "measured" tonnages, a minimum width of 42 inches (1.07 m) was used with a cutoff grade of 0.14 oz/t (4.8 g/t) gold.

"meter (m)" - 3.281 feet.

"mile" - 5,279 feet or 1.609 kilometers.

"Mine Call Factor" - establishes the relationship between the type of exploratory sample data available in past records to what grade and tonnage could actually be produced in the future underground development of the property.

"Mineralized Deposit" - a mineralized body which has been physically delineated by drilling, underground work, surface trenching and other workings or drill holes and found to contain a sufficient amount of mineralized material with an average grade sufficient to warrant further evaluation. Such deposit does not qualify as a commercially mineable (or viable) ore body until technical, economic and legal factors have been sufficiently satisfied to classify the mineralized material as a reserve.

"Net Smelter Return ("NSR")" - a return based on the actual sale price of a metal less the cost of refining at an off-site refinery.

"ounces or oz" - troy ounces.

"oz/t" - troy ounces per short ton.

"shaft" - vertical opening downwards.

"stope" – an excavation in a mine from which ore is, or has been, extracted.

"ton" - a short ton, 2,000 pounds or 907.4 kilograms.

"tonne" - a metric ton, 1.10231 short tons, 2,204 pounds or 1,000 kilograms.

"troy ounce" - 31.10348 grams.

2.CORPORATE STRUCTURE

2.1 Name and Incorporation

Emgold Mining Corporation ("Emgold" or the "Company") was originally incorporated under the British Columbia Company Act as 361869 BC Ltd. on March 17, 1989. The Company's name was changed to HLX Resources Ltd. ("HLX") on July 19, 1989. On August 31, 1989, HLX was amalgamated with four companies - Eastern Mines Ltd. (incorporated March 10, 1980), Gallant Gold Mines Ltd. (incorporated January 18, 1979), Silver Sceptre Mines Ltd. (incorporated March 10, 1980) and Standard Gold Mines Ltd. (incorporated February 6, 1980). The resulting company continued to be named HLX Resources Ltd. On March 30, 1992, HLX changed its name to Emperor Gold Corporation at which time a special resolution of the shareholders was passed to consolidate the common shares on a five old for one new common share basis and to increase the authorized share capital from 10,000,000 common shares without par value and 50,000,000 first preference shares without par value, to 50,000,000 common shares without par value and 50,000,000 first preference shares without par value. The Company's memorandum and articles were amended to reflect this change. On August 12, 1997, the Company's memorandum and articles were again amended as the Company changed its name to Emgold Mining Corporation.

The registered and records offices of the Company and its head office and principal place of business are located at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

2.2 Intercorporate Relationships

The Company has three direct and indirect wholly owned subsidiaries, Emperor Gold (U.S.) Corp. ("Emperor"), Holly Corporation (U.S.) and Emgold (U.S.) Corporation, all incorporated in the State of Nevada. Unless the context otherwise requires, references herein to the "Company" or "Emgold" include the subsidiaries of the Company.

3 GENERAL DEVELOPMENT OF THE BUSINESS

Emgold Mining Corporation ("Emgold" or the "Company") is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals.

3.1 Three Year History

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed financial years, and presently, the Company has been principally engaged in attempting to locate deposits of precious and base metals on the Idaho-Maryland Property located near the city of Grass Valley in Nevada County, California, U.S.A. The Company held interests in four land parcels in Grass Valley, California (collectively referred to herein as the "Idaho-Maryland Property") through its subsidiary, Emperor for most of fiscal 2000. The four parcels are comprised of the subsurface (generally below 200 feet (61 m) mineral rights to 2,745 acres (1,111 ha) of land and the surface rights to three parcels, one of 37 acres (15 ha) surrounding the 3,281 foot (1,000 m) deep New Brunswick shaft, one of 80 acres (32.4 ha) adjacent to and south of the New Brunswick shaft (the "Brunswick Millsite") and one of 13 acres (5.3 ha) surrounding the Round Hole Shaft (the "Round Hole Shaft"). The Company held a 100% interest in the Round Hole Shaft property until December 2000 and also held a lease and option to purchase a 100% interest in the other three land parcels. In December 2000 the Round Hole Shaft parcels were transferred to a private company owned by a director and officer of the Company, in consideration for the cancellation of certain debentures. The leases and options to purchase on the other parcels have expired and the Company is currently in negotiations with the lessors of the various properties that comprise the Idaho-Maryland Property.

Emgold has also optioned two properties, the Rozan and Stewart properties, which are located contiguous to the Kena Gold property owned by Sultan Minerals Inc. located north of Ymir in southeastern British Columbia.

After an initial work program on the Rozan property completed in fiscal 2000, Emgold plans further work to explore the remainder of the 1,450-hectare property, which contains numerous exploration targets.

On the Company's Stewart Property, south of the Rozan, previous optionors have reported two large gold soil anomalies, one of which has not been drilled and one with four drill holes with interesting gold values. Further work will be required to select drill sites in these large areas.

Emgold continues to hold a 20-year lease and option agreement on the Holly Gold Property, consisting of 35 mineral claims situated in the Antelope Springs Mining District, Pershing County, Nevada. The Company optioned this property in fiscal 2000, but no exploration activity has yet been carried out on the property. Discovered in 1864 the Holly Mine was initially explored for antimony and during World War I produced approximately 512 tons of antimony. Emgold has defined two targets believed to have potential for bulk mineable gold mineralization.

The Company does not have any mineral properties on which commercial mining operations presently exist. The Company conducts property investigations on possible mineral property acquisitions as part of its regular business activities. It is conducting early stage exploration on its current holdings.

3.2 Significant Acquisitions and Significant Dispositions

The Company did not acquire any significant mineral properties during the year. The Company made no significant dispositions, as that term is defined under applicable securities rules, during the past year.

3.3 Trends

Management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or result of operations.

4 NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

All of the Company's properties are preliminary stage exploration properties and are not the subject of technical reports by independent qualified persons. Information contained in this Annual Information Form that is of a scientific or technical nature has been prepared by or under the supervision of Mr. William J. Witte, P.Eng. Mr. Witte is a "qualified person" as the term is defined in National Instrument 43-101.

The Company does not directly employ any personnel. Emgold conducts exploration activities through LMC Management Services Ltd. ("LMC"), whose employees and consultants supervise and carry out the day-to-day business of the Company. – see "Management Agreement" under subsection 8.5.

The Company explores for minerals, and in fiscal 2001 has been concentrating its efforts in the United States and Canada. Currently, Emgold has interests in several properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

The Company presently has an interest in the following properties, no one of which is, at this time, material to the Company.

Stewart Property, British Columbia

On July 25, 2001, the Company entered into an option agreement to acquire nine (9) mineral claims (82 units) located at latitude 49°14'N and longitude 117°20'W in the Nelson Mining Division near Nelson, British Columbia.

The property is located close to the large Gold Mountain gold porphyry discovery on the Kena property held by Sultan Minerals Inc. Two large gold soil anomalies have been reported by previous optionors. One of the anomalies has never been drilled and the second has had only four holes drilled. The reported average of all sample assays taken in the four holes was 0.29 g/t gold. The highest intervals were 1.87g/t gold over 2 metres in altered diorite in Hole 2, and 24.8 grams/tonne gold over one metre in a massive sulphide vein associated with quartz and calcite in Hole 4.

The second gold anomaly reportedly has high gold soil geochemical values coincident with a strong I.P. geophysical anomaly. Further work will be required to select drill sites in this area and in other parts of this large property. The property is also noted for hosting significant values in molybdenite and tungsten. A minimal work program totalling $15,759 was carried out on the property in fiscal 2001.

Idaho-Maryland Property

The Company has held interests in four land parcels in Grass Valley, California (collectively referred to herein as the "Idaho-Maryland Property") through its subsidiary, Emperor. The four parcels were comprised of the subsurface (generally below 200 feet (61 m) mineral rights to 2,745 acres (1,111 ha) of land and the surface rights to three parcels, one of 37 acres (15 ha) surrounding the 3,281 foot (1,000 m) deep New Brunswick shaft, one of 80 acres (32.4 ha) adjacent to and south of the New Brunswick shaft (the "Brunswick Millsite") and one of 13 acres (5.3 ha) surrounding the Round Hole Shaft (the "Round Hole Shaft"). The Company held a 100% interest in the Round Hole Shaft property until December 2000. It also held a lease and option to purchase a 100% interest in the other three land parcels, which has expired. In December 2000 the Round Hole Shaft parcels were transferred to a private company owned by a director and officer of the Company. These claims were held as security for convertible debentures held by the president of the Company and a private company controlled by the President of the Company. As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by the president.

The Company acquired its interest in the subsurface mineral rights to the 2,745 acres of land and the 37 acres surrounding the New Brunswick shaft (collectively, the "Core Properties") under a Mining Lease and Option to Purchase (the "Core Properties Lease and Option") dated as of August 18, 1993, between Mary Bouma, Erica Erickson and William Toms (the "Lessors") and The Company. Under the Core Properties Lease and Option, the Company leased the Core Properties for the purpose of exploration, development and mining until August 18, 2000. This lease has expired and the Company is currently in negotiation with the Lessors of the Core Properties. It is not known whether these negotiations will be successful, therefore the Company continues to write off any exploration and maintenance costs with respect to the Idaho-Maryland Property. If negotiations are successful, the Company intends to keep the

Idaho-Maryland Property in good standing, but the capital required will have to be raised by private placement, debentures, and other sources of venture capital, and there is no guarantee that these funds will be available. If negotiations are unsuccessful, the Company will no longer have any interest in the Idaho-Maryland property.

The Company has spent a total of $65,971 and $649,722 on exploration and property payments associated with the property in 2001 and 2000, respectively.

The Company wrote the Idaho-Maryland Property down by $6,982,016 to a nominal carrying value of $1 in fiscal 1999. All costs related to the maintenance and acquisition of the Idaho-Maryland Property continue to be written off. In fiscal 2000, a convertible debenture was cancelled and the Round Hill Properties held as security were transferred to the debenture holders. These properties were included in the Idaho-Maryland Property acquisition costs; therefore income relating to the settlement of these debentures of $635,217 is included in fiscal 2000. In 2001 accruals of $293,639 and the refund of a deposit relating to the Idaho-Maryland Property previously written off of $48,619 have been offset against operations on the consolidated statements of operations and deficit. Certain accruals relating to expenditures in prior years and for subsequent reclamation and closure costs were higher than actual expenditures.

At present, the Company is not required to spend substantial funds on environmental protection measures. The Company has filed a preliminary environmental impact report in conjunction with its application for the Use Permit to begin de-watering, shaft rehabilitation and underground exploration of the mine. Once de-watering commences, the Company must satisfy certain environmental requirements concerning the discharge of mine water into Wolf Creek. Satisfaction of these requirements is expected to cost approximately US$130,000. Further environmental protection requirements will not be known until a feasibility study recommending putting the mine into production, is completed.

Holly Gold Property, Nevada

In 2000 the Company entered into a 20-year lease and option agreement to acquire the rights to the Holly Gold Property, consisting of 34 mineral claims located in the Antelope Springs Mining District, Pershing County, Nevada. The Company made the payment due to the Bureau of Land Management in August 2001. The Company did not carry out any exploration activity on the property in fiscal 2001 or fiscal 2000.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totalling $100,000 and issuing 200,000 common shares by April 1, 2006. The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%. The work program in fiscal 2000 totalled $87,517, with a total of $7,231 in exploration activity completed in fiscal 2001, for a total exploration expenditure to date of $94,748.

Risks and Uncertainties

The following list risk factors, while not exhaustive, may apply to the Company due to the nature of its business:

Financing Risks

The Company has no revenue other than interest income. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company's exploration properties in that time frame. All of the Company's short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At December 31, 2001 Emgold had a working capital deficiency of $1,379,968 (2000 - $1,428,684). Working capital is defined as current assets less current liabilities. In fiscal 2000 the Company signed a revised license agreement for the continued rental of the mill site and buildings at the Idaho-Maryland property for a term to run from February 1, 2000, to February 1, 2001, at US$1,500 per month. The rental agreement on the mill site and building was not renewed in February 2001. In fiscal 2002, payments totalling $15,000 ($5,000 subsequently paid) are required to be made to the vendors of the Stewart property and $10,000 (subsequently paid) is required on the Rozan property. The payments for 2001 are in default on the Holly property, and a decision is required by the beginning of June with respect to the property.

The Company does not have sufficient capital to fund forecasted levels of administrative activities and budgeted exploration for the next two years. Actual funding may vary from that planned due to a number of factors, the most significant of which would be the progress of exploration and development. If the Company is unable to obtain additional external financing, the Company would be forced to suspend operations or review its property holdings and prioritize project exploration to fit within cash availability.

Foreign Countries: Currency Fluctuations and Regulatory Requirements

Many of the Company's principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect the Company's financial position and results.

The Company's significant project is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties has a known body of commercial ore. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Metal Prices, Environmental and other Regulatory Requirements

The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metals markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, acts of terrorism, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Title Matters

Although the Company obtains legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Personnel

The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.

4.2 Issuers with Asset-backed Securities Outstanding

N/A

4.3 Issuers with Mineral Projects

Idaho-Maryland Property

The Company has held interests in four land parcels in Grass Valley, California (collectively referred to herein as the "Idaho-Maryland Property") through its subsidiary, Emperor. The four parcels were comprised of the subsurface (generally below 200 feet (61 m) mineral rights to 2,745 acres (1,111 ha) of land and the surface rights to three parcels, one of 37 acres (15 ha) surrounding the 3,281 foot (1,000 m) deep New Brunswick shaft, one of 80 acres (32.4 ha) adjacent to and south of the New Brunswick shaft (the "Brunswick Millsite") and one of 13 acres (5.3 ha) surrounding the Round Hole Shaft (the "Round Hole Shaft"). The Company held a 100% interest in the Round Hole Shaft property until December 2000. It also held a lease and option to purchase a 100% interest in the other three land parcels, which has expired. The Company is attempting to negotiate terms for a new lease and option agreement, but there is no assurance that such negotiation will be successful. In December 2000 the Round Hole Shaft parcels were transferred to a private company owned by a director and officer of the Company. These claims were held as security for convertible debentures held by the president of the Company and a private company controlled by the President of the Company. As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by the president.

The Company acquired its interest in the subsurface mineral rights to the 2,745 acres of land and the 37 acres surrounding the New Brunswick shaft (collectively, the "Core Properties") under a Mining Lease and Option to Purchase (the "Core Properties Lease and Option") dated as of August 18, 1993, between Mary Bouma, Erica Erickson and William Toms (the "Lessors") and The Company. Under the Core Properties Lease and Option, the Company leased the Core Properties for the purpose of exploration, development and mining until August 18, 2000. This lease has expired and the Company is currently in negotiation with the Lessors of the Core Properties.

The Company is currently negotiating with the vendors of the Idaho-Maryland Property to revise and extend the terms of the current leases and option agreements. It is not known whether these negotiations will be successful, therefore the Company continues to write off any exploration and maintenance costs with respect to the Idaho-Maryland Property. If negotiations are successful, the Company intends to keep the Idaho-Maryland Property in good standing, but the capital required will have to be raised by private placement, debentures, and other sources of venture capital, and there is no guarantee that these funds will be available. If negotiations are unsuccessful, the Company will no longer have any interest in the Idaho-Maryland property.

The Company also held an option to purchase the Core Properties at any time before October 17, 2004, for US$8,000,000, net of option payments, minimum and production royalty payments, and subject to an upwards Consumer Price Index adjustment.

In fiscal 2000, minimum royalty payments of $3,000 were made for the period February 2000 to September 2000. In October 2000 the Company was to reinstate the original royalty payments as required in the original agreement. Commencing March 20, 2000, the minimum monthly royalty payments were to resume. The royalty payments were not made, however.

The Company rented the Brunswick Millsite under a revised license agreement for a term to run from February 1, 2000, to February 1, 2001, at US$1,500 per month. The license has not been renewed for the 2001 year.

The Company acquired 100% of the Round Hole Shaft property in November 1996 for US$250,000 under the terms of an agreement dated as of November 8, 1996, with S.F. Pacific Properties Inc. The Company subdivided the Round Hole Shaft property into four separate lots. The holders of two debentures held these properties as security. Negotiations were held with the debenture holders to revise the terms of the debentures when they came due on June 8, 2000, and an agreement was filed with the Canadian Venture Exchange. The proposed revised terms were not acceptable to the Canadian Venture Exchange. As a consequence, it was agreed that the debentures would be cancelled in consideration for the transfer of the Round Hole Shaft properties to the debenture holders.

The Company wrote the Idaho-Maryland Property down by $6,982,016 to a nominal carrying value of $1 in fiscal 1999. All costs related to the maintenance and acquisition of the Idaho-Maryland Property continues to be written off. In fiscal 2000, a convertible debenture was cancelled and the Round Hill Properties held as security were transferred to the debenture holders. These properties were included in the Idaho-Maryland Property acquisition costs; therefore income relating to the settlement of these debentures of $635,217 is included in fiscal 2000. The Company has spent a total of $65,971 and $649,722 on exploration and property payments associated with the property in 2001 and 2000, respectively.

At present, the Company is not required to spend substantial funds on environmental protection measures. The Company has filed a preliminary environmental impact report in conjunction with its application for the Use Permit to begin de-watering, shaft rehabilitation and underground exploration of the mine. Once de-watering commences, the Company must satisfy certain environmental requirements concerning the discharge of mine water into Wolf Creek. Satisfaction of these requirements is expected to cost approximately US$130,000. Further environmental protection requirements will not be known until a feasibility study recommending putting the mine into production, is completed.

Independent Consultant's Report

The Company retained D.D.H. Geomanagement Ltd. ("D.D.H.") to examine and review the precious metal potential of the Idaho-Maryland Property based on the extensive information prepared by the previous operators of the mines at the Idaho-Maryland Property. D.D.H. prepared a report dated February 20, 1996, which outlines the exploration potential for gold within and below previous working levels of the former Idaho-Maryland gold mine. An amendment to this report dated April 4, 1997, outlines revised cost estimates for the dewatering, rehabilitation and exploration program. The report, as amended, is referred to herein as "D.D.H. Report".

The following information in respect of the Idaho-Maryland Property has been derived from the D.D.H. Report.

Location and Access

The Idaho-Maryland Property is located 2.5 miles (4 km) east of Grass Valley, Nevada County, California, USA. The Core Properties lie in Sections 23, 24, 25, 26, 35 and 36, Township (T) 16 North, Range (R) 8 East; in Sections 19, 29, 30 and 31, T 16 North, R9 East; and in Section 6, T 15 North, R 9 East, Mount Diablo Base and Meridian. The New Brunswick shaft is located in the NE 1/4, Section 36, Township 16 North, Range 8 East, Mount Diablo Base and Meridian while the 117 acres (47.35 ha) of surface rights included in the Core Properties and the Brunswick Millsite are located in the above mentioned Section and in Section 31, Township 16 North, Range 9 East, Mount Diablo Base and Meridian. The Round Hole Shaft is located in the NE 1/4, Section 25, Township 16 North, Range 8E.

The surrounding land uses are industrial and residential. The nearest residence is approximately 755 feet (230 m) to the southwest of the New Brunswick shaft while the next nearest residences are about 909 feet (277 m) to the east and north of the New Brunswick shaft. There are a total of possibly five residences that may exist within 1,011 feet (308 m) of the shaft.

The surface property surrounding the New Brunswick shaft, including the Brunswick Millsite, is adjacent to East Bennett Road which is a two lane road about 410 feet (125 m) to the north of the New Brunswick shaft. Brunswick Road, a major two-lane artery connecting Grass Valley with State Highway 174, runs northwest/southeast at about 558 feet (170 m) east of the shaft.

An electric transmission line of Pacific Gas and Electric Company traverses the South Fork valley.

Access to the New Brunswick shaft area is via paved roads from Grass Valley, a town with a population of 8,100, located 2.5 miles (4 km) west of the shaft area 70 miles (113 km) northwest of Sacramento, California.

History and Previous Work

Grass Valley is one of the most famous mining districts in California. Placer gold was first found in Wolf Creek in 1848. Gold-bearing quartz was discovered at Gold Hill in 1850. The original claim on the Idaho-Maryland Property was staked in 1851 and high-grade gold mineralization was discovered in 1863. The principal mines in the area included the North Star, Empire, Idaho-Maryland, Pennsylvania and W.Y.O.D. mines. Over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, it has been estimated that a total of 17 million ounces (529 million g) of gold were produced, the Empire mine yielding an estimated 5.8 million ounces (180 million g) and the Idaho-Maryland Property yielding an estimated 2.3 million ounces (71.5 million g). The Empire mine was mined to the 5,000-foot (1,524 m) level whereas the adjacent Idaho-Maryland Property was mined only to the 3,280-foot (1,000 m) level.

The Idaho-Maryland Property was in production almost continuously from 1863 to 1956 with idle periods between 1901 to 1919 and 1942 to 1945. It is the second largest gold producer in the State of California.

In 1934, the development of the three compartment vertical shaft was started and a new 750 tons per day mill was erected. Between 1934 and 1955, 3,550,105 tons of ore were treated. In 1940, employment reached 950. The mine was closed in 1942 due to Federal War Production Board Limitation Order L-208. The mine was reopened in 1945. From 1945 to mine closure in 1956, exploration and mine development activities were negligible due to depleted funds, rising costs, shortage of skilled miners and the fixed gold price at US$35/oz.

The past mining practice indicates that ore was hoisted either vertically or on incline shafts driven on the dip of a particular vein. Levels were established at either 150 feet (46 m) or 2,000 feet (610 m). Most access drifts were five feet (1.5 m) by seven feet (2.1 m) in cross section while the main haulage drifts were six feet (1.8 m) by eight feet (2.4 m). Scrapers were employed to move broken material to chutes for tramming to the shaft and hoisting to the surface. Stope productivity was low, being in the order of three to four tons per manshift. Vein material was blasted separately from waste rock, which was stored underground as stope backfill. The Brunswick shaft is reported to have used eight-ton skips. Water discharge from the Idaho-Maryland mine varied from 1,200 gallons per minute (4,542 litres/min) at the end of the rainy season (early summer) to 500 gallons per minute (1,893 litres/min) in early winter.

The Idaho-Maryland Property is comprised of many underground gold-quartz vein mines, which are known as the Idaho No. 1 (the Idaho-Maryland), New Brunswick, Old Brunswick, Idaho No. 2 (the Idaho South or Round Hole) and Union Hill. There are approximately 71 miles (114 km) of underground workings in the property, which are accessed by three shafts. The largest of these is the three-compartment New Brunswick shaft which has a depth of 3,460 feet (1,055 m) with 13 levels and which is the site of the proposed dewatering and exploration. The Round Hole shaft is a circular shaft, five feet (1.5 m) in diameter; core drilled to a vertical depth of 1,125 feet (343 m), which is intended to be used for mine, ventilation. The condition of these workings is unknown and cannot be ascertained until dewatering of the mine is completed. There is no usable plant or equipment on the surface of the property from previous mining operations.

Regional Geology

The tectonic or structural setting of the Grass Valley mining district lies between the Great Valley of California and the Sierra Nevada Batholith. The Grass Valley mining district is bounded by the Melones Fault Zone on the east and the Bear Mountain Fault Zone on the west between which fault zones lies a melange of metamorphosed marine-island arc volcanic and sedimentary rocks. Grass Valley district shows a relation with granodioritic intrusive rocks, serpentanized ultramafic rocks and metamorphosed volcanic and sedimentary rocks (greenstones, amphibolites and chloritic schists).

Property Geology

Surface Geology

The Grass Valley-Nevada County City District is hosted within submarine volcanic and lesser interflow sedimentary units and coeval intrusive diabase dykes and sills of the Jurassic-aged Lake Combie Ophilitic Complex in the western portion of the Sierra Nevada Foothills Metamorphic Belt. Lake Combie Complex rocks were later cut by Jurassic gabbro and alpine-type serpentinized ultramafic intrusions. All Jurassic units were subsequently intruded by the Cretaceous Grass Valley and Yuba River granodioritic plutons. The Lake Combie Ophilitic Complex represents formation of oceanic crust and later volcanic build-up and sedimentation in a fault-bounded Jurassic-aged rift within the late Paleozoic metamorphic basement of the Sierra Nevada Foothills. After "failure" of the Lake Combie Rift, compressional tectonics of the late Mesozoic Nevadan Orogeny folded and deformed the ophilitic assemblage. The Gillis and Wolf Creek Faults, both of which are major wrench faults, presently bound the Lake Combie rift basin assemblage on the east and west.

Underground Geology

The general trend of metasedimentary, metavolcanics and igneous rocks on the Idaho-Maryland Property is west-northwest and dipping moderately to steeply to the southwest. The gold-quartz veins appear to be deposited in most rock types within a triangular fault block bounded by (1) the Idaho and "L" Faults on the north; (2) the 6-3 Fault on the east; and (3) the Morehouse Fault on the southwest. The main rock units are porphyrite, serpentinite, gabbro and diabase.

Structure

All known significant producing gold veins are contained within a large triangular block of steeply dipping, isoclinally folded and structurally complicated porphyrite, serpentine, gabbro and diabase. The north and southwest boundary faults are in-dipping to a wedge (referred to as the keel or the keel zone) that plunges at a gentle dip southeast to intersect the 6-3 Fault at a level estimated to be approximately 4,650 to 5,000 feet (1,418 metres to 1,525 metres) vertically below the surface. The formation of these boundary faults has created dense fracture patterns, which later acted as conduits for gold-quartz mineralization to enter the triangular block (see Figures 3 and 4). The open fractures, which range from a fraction of an inch to over 20 feet (6 metres) in thickness, were filled with gold-bearing quartz.

Idaho Fault System

The northern boundary of the block is known as the Idaho Fault. This 9,200 foot (2,804 metre) long fault strikes about N 70° W and dips 65° to 70° to the southwest. To the northwest, the Idaho and Morehouse Faults meet to form the southeast plunging wedge or keel zone. Several high-grade gold veins are located within the Idaho Fault System, some of which were mined for horizontal distances of 5,600 feet (1,707 metres).

Morehouse Fault System

This reverse fault strikes about N 50° W and dips gently about 40° to the northeast. Parallel structures are known as the 16 and 17 veins. The Morehouse Fault is considered to terminate the gold-quartz mineralization to the southwest.

6-3 Fault

The 6-3 Fault measures about 5,400 feet (1,646 m) along a N 10° W strike with a steep 73° east dip. The 6-3 Fault has essentially terminated gold-quartz mineralization to the east of the triangular block.

Fractures Within the Triangular Block

There are two significant fracture patterns within the Idaho-Maryland triangular block. These patterns are:

(i) N 70° W, dipping 65° to 70° SW; and
(ii) N 10° to 30° W dipping 20° to 30° NE.

The most prolific gold-producing fracture set is that comprising the steeply dipping northwest striking structures. Fracture density is not evenly distributed throughout the triangular block. A well-developed and high-grade single fracture vein system, known as Idaho Vein 1, commences at the west apex and strikes for a distance of 3,600 feet (1,097 metres) with the Idaho Fault and then horsetails to the northeast before gently curving to the southeast towards the 6-3 Fault. Fracture intensity increases towards the 6-3 Fault along the north end of the fault. The ground west of the north end of the 6-3 Fault is considered to be prospective for the discovery of high-grade gold-quartz veins. The increased fracture intensity could also suggest a significant volume of stringer quartz and lower grade gold-quartz mineralization.

Sympathetic faults strike in a northwest direction between the horsetail structures. These structures have produced gold mineralization for vertical distances exceeding 900 feet (274 metres). One of these is Vein 2 which has been mined to the 2,830 foot (863 metre) level and is the second deepest mine production level.

Vein Mineralogy

Native gold is the primary economic mineral and normally occurs as very fine grains scattered throughout the quartz but may occur as leaves or sheets along fractures. Sulphide content of the veins is low, being in the order of 1 to 3%. Gold fineness varies between 750 and 850.

Vein Structure

A total of 64 veins have been identified in the New Brunswick shaft area of which 62 have been stoped. The general vein structure trends are:

(i) northwest strike, dip about 68° southwest;
(ii) northwest strike, dip about 20° to 30° northwest; and
(iii) northwest strike, dip about 70° northwest.

Dominant producing veins are located within the northwest striking, steeply dipping southwest structures. Quartz stringers are common throughout the mine, however, the density of stringer mineralization increases towards the 6-3 Fault. Width of the gold-quartz systems can vary widely over short vertical and horizontal distances from a few inches to over 20 feet (6 metres).

Vein widths between the 500-foot (150-metre) and 3,280-foot (1,000-metre) level averaged 11 feet (3.3 metres). Horizontal width and gold grade do not appear to be influenced by depth.

Gold-quartz veins are structurally controlled. Wall rock type generally does not influence the deposition of gold mineralization.

Vein Structure Continuity

Vein systems in the Grass Valley district and the Idaho-Maryland Property in particular are noted for their horizontal and vertical continuity. For example, the Idaho 1 Vein was mined almost continuously in the upper west level of the mine for over 5,600 feet (1,707 metres) horizontally and about 2,000 feet (610 metres) vertically.

Horizontal Continuity

A study of the mined portions of five portions of northwest striking, steeply dipping veins indicates an average stope length of 896 feet (273 metres) with horizontal length ranging from 150 feet (46 metres) to 1,690 feet (515 metres).

Vertical Continuity

The vertical extent of 62 of the 64 veins mined was about 600 feet (183 metres) with vertical lengths varying from 100 feet (30.5 metres) to 2,700 feet (823 metres).

Nugget Effect in Gold Distribution

A nugget effect is present within the Idaho-Maryland vein system. The presence of pods of very high grade gold allowed the operators of the Idaho-Maryland mine to produce and treat large volumes of low grade quartz mineralization and maintain a mill head grade greater than 0.20 oz/t gold (>6.9 g/t gold).

Reserves and Resources

The database used for the inferred mineral resource calculation is based on comprehensive files, plans, sections and photographs including 3,100 linen maps and drawings, assay reports, mine development reports, mine superintendent's reports, daily mill production reports and mine and mill production and cost reports.

Mineable reserves were not calculated since the evaluation and definition of the potential existing inferred mineral resource of the Idaho-Maryland Property did not extend to the economic, mining, metallurgical and other factors necessary to determine such reserves. The volume and grade contained refers only to resources. The term "reserves" should not be used for the tonnages and grades outlined until the other above listed factors can be assessed after dewatering of the Brunswick shaft and after the completion of the underground exploration work.

Estimation Procedures Used

The resource estimates were based on exploratory drill hole data on the assay, geological and stope plans of the Idaho-Maryland Property. Quartz vein intercepts greater than 42 inches (1.07 metres) in width and above a cut-off grade of 0.14 oz/t (4.8 g/t) gold were plotted and interpreted geologically for strike, extent along strike, dip and extent along dip distances. The location, size and grade of the interpreted plan traces of the veins were digitized into a computer using geological and mine planning software. Once the interpreted vein traces were digitized, a spreadsheet was generated showing the vein number, classification of resource and plan view of the vein in square feet. The resource estimate was completed on the spreadsheet by adding the vertical extent to each vein and the resource classification and calculating the volumes and tonnages of the resource.

In Situ Resource, Base and Optimistic Case

In situ resources were calculated using measured mineralization, indicated mineralization and inferred mineralization (see definitions in Technical Glossary). The optimistic case assumes that the interpreted vein volumes contained 100% mineable gold mineralization. For the base case, the volume and grade resources from the optimistic case were cut by 66% based on the continuity of gold mineralization in the quartz-vein structures and the suggested rate of finding above cutoff grade mineralization along strike was in the order of one foot in four. The D.D.H. Report cautions that 66% could be optimistic.

Case	**Measured**	**Indicated**	**Inferred**	**Combined**
Optimistic	256,100 tons @ 0.272 oz/t Au 69,600 oz Au	473,900 tons @ 0.268 oz/t Au 127,000 oz Au	6,512,500 tons @ 0.220 oz/t Au 1,431,400 oz Au	7,242,500 tons @ 0.225 oz/t Au 1,628,000 oz Au
Base	85,400 tons @ 0.272 oz/t Au 23,200 oz Au	158,000 tons @ 0.268 oz/t Au 42,300 oz Au	2,170,800 tons @ 0.220 oz/t Au 477,100 oz Au	2,414,200 tons @ 0.225 oz/t Au 542,600 oz Au

The "Mine Call Factor" or the "Multiplier Factor"

The "Mine Call Factor" or "Multiplier Factor" was used to increase reported underground grades to more closely match mill head grades. A comparison of stope and muck car assay reports with mill and U.S. mint records indicated that the stope and muck car assays could be factored up by 1.21 to match actual production and the chip assays and core samples factored up to 1.19 to match the stope and muck car assays to give an overall Multiplier Factor of 1.44. The need for an adjustment factor gives some insight as to the role of the nugget effect on gold distribution within the quartz-vein structures of the Idaho-Maryland Property.

The table below shows the result of applying the mine call factor to the base case and the optimistic case of the in situ resource estimates.

Case	**Measured**	**Indicated**	**Inferred**	**Combined**
Optimistic (with MFC of 1.44)	256,000 tons @ 0.391 oz/t Au 100,200 oz Au	473,900 tons @ 0.386 oz/t Au 182,900 oz Au	6,512,500 tons @ 0.316 oz/t Au 2,061,200 oz Au	7,242,500 tons @ 0.324 oz/t Au 2,344,300 oz Au
Base (with MCF of 1.44)	85,400 tons @ 0.391 oz/t Au 33,400 oz Au	158,000 tons @ 0.386 oz/t Au 60,900 oz Au	2,170,800 tons @ 0.316 oz/t Au 687,000 oz Au	2,414,200 tons @ 0.324 oz/t Au 781,300 oz Au

Exploration Potential

The Idaho-Maryland mine closed in 1956 due to a lack of development funds, increasing costs after the Second World War and a fixed price of US$35/oz gold, not due to a lack of gold quartz veins.

The first indication that there may be further exploration potential at the Idaho-Maryland Property comes from the fact that the adjacent Empire mine was mined to the 5,000-foot (1,524-metre) level while the Idaho-Maryland mine was mined only to the 3,280-foot (1,000-metre) level. Interpretation of the regional geology is that the keel (formed at the intersection of the Idaho and Morehouse faults) will meet the 6-3

Fault at between 4,650 and 5,000 feet (1,417 and 1,524 metres) and along the keel is the intersection of several gold-bearing quartz vein sets.

The main points for exploration potential in the triangular fault block are that there has been only limited exploration from the 2,400-foot (720-metre) to the 2,700-foot (823-metre) level; that there has been erratic exploration from the 2,700 foot to the 3,280 foot level and that the area below the 3,280 foot to the 4,650 foot level has been unexplored.

The Company has scanned the maps and reports for computer use in an AutoCAD environment to refine known and future gold resources within the Idaho-Maryland Property. The scanned mine working map and sections have been used to further delineate the existence of quartz-vein structures, their attitude, indicated gold grade and widths in relation to the existing working and former drill hole locations. Using the highlights of past drilling prior to mine closure in 1957, the Company has identified 25 new undeveloped veins, which are locations for further exploration.

It is a difficult task to assign potential tons and gold grade to those veins as yet undefined in space and to those undrilled extensions of known veins below the deepest working at the 3,280-foot level. If the vein structure intensity is found to be similar during underground drill exploration for the area below the 3,280-foot level as that above the 3,280-foot level (Idaho and Brunswick totalled 160 vein structures), including historical vein structure density and continuity along strike, dip and grade, then the potential tonnage could be as high as 10,000,000 tons (9,072,000 tonnes) with grades similar to those outlined for the current resource.

In September 1996, the CIM (Canadian Institute of Mining and Metallurgical) Ad Hoc Committee Report, published in an issue of the CIM Bulletin (Volume 89, No. 1003, pp 39 - 44), new Categories, Definitions and Guidelines for Mineral Resource/Reserve Classification as follows:

CIM Ad Hoc Committee Report, Resource/Reserve Definition:

"A Mineral Resource is a deposit of concentration of minerals for which there is sufficient sampling information and geologic understanding to outline a deposit of current or potential economic merit.

Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Resource should be reported for the estimated grade and tonnages when the sampling data and geologic understanding are only sufficient to outline a deposit of economic merit

An Indicated Resource is the part of a resource for which grade, tonnage, and other characteristics such as geology and continuity are established so well that they can serve as a base for decisions on major expenditures."

Given that the exploration studies completed by the Company as indicated above were done on the extensive historical drill database and given that the mine requires de-watering to complete the exploration/development studies prior to final feasibility, it is the opinion of D.D.H., that the above disclosed grade and tonnage estimates are within the CIM Classification of "Inferred Resource".

Holly Gold Property, Nevada

In 2000 the Company entered into a 20-year lease and option agreement to acquire the rights to the Holly Gold Property, consisting of 34 mineral claims located in the Antelope Springs Mining District, Pershing County, Nevada. The property lease is for an initial term of twenty years but the lease can be extended for so long thereafter as there is mining development or processing of materials from the property. The property owners will receive a 3% net smelter returns royalty on the production of valuable minerals from the property. Under the terms of the lease agreement, the Company will make advance royalty payments of US$3,000 on signing, which was paid, US$8,000 on the first anniversary of the agreement, US$10,000 on the second anniversary, US$15,000 on the third anniversary, and US$20,000 on each anniversary thereafter. The Company issued 100,000 common shares on regulatory approval and a further 100,000 common shares may be issued on the first anniversary of the effective date of the agreement. The Company has the option to purchase 100% interest in the property for US$1,000,000 at any time and all advance royalty payments and productions royalties will be credited against and deducted from the purchase price. A 35th mineral claim was staked subsequent to the signing of the agreement. The Company has not issued the shares due on the first anniversary of the agreement nor has it made the cash payment due at that time.

Stewart Property, British Columbia

On July 25, 2001, the Company entered into an option agreement to acquire nine (9) mineral claims (82 units) located at latitude 49°14'N and longitude 117°20'W in the Nelson Mining Division near Nelson, British Columbia.

The property is located close to the large Gold Mountain gold porphyry discovery on the Kena property held by Sultan Minerals Inc. Previous optionors have reported two large gold soil anomalies. One of the anomalies has never been drilled and the second has had only four holes drilled. The reported average of all sample assays taken in the four holes was 0.29 g/t gold. The highest intervals were 1.87g/t gold over 2 metres in altered diorite in Hole 2, and 24.8 grams/tonne gold over one metre in a massive sulphide vein associated with quartz and calcite in Hole 4.

The second gold anomaly reportedly has high gold soil geochemical values coincident with a strong I.P. geophysical anomaly. Further work will be required to select drill sites in this area and in other parts of this large property. The property is also noted for hosting significant values in molybdenite and tungsten.

Under the July 25, 2001, option agreement, Emgold is required to make payments totalling $150,000 and to issue 200,000 common shares to the optionors over a six year period as follows: $5,000 and 50,000 common shares upon regulatory approval, $5,000 on or before six months; $10,000 and 50,000 common shares within 12 months; $15,000 and 50,000 common shares within 24 months; $20,000 and 50,000 common shares within 36 months; $25,000 within 48 months; $30,000 within 60 months; and $40,000 within 72 months following regulatory approval. A royalty equal to 3% of Net Smelter returns is payable to the optionor provided that two-thirds (thus reducing the royalty to 1%) may be purchased for the sum of $1,000,000. Emgold has first right of refusal on the remaining 1% NSR should the vendors wish to sell.

To maintain its option, Emgold has agreed to incur total exploration expenditures of $49,200 over two years, $16,400 in year one and $32,800 in year two. A minimal work program totalling $15,759 was carried out on the property in fiscal 2001.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totalling $100,000 and issuing 200,000 common shares by April 1, 2006. The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%. The work program in fiscal 2000 totalled $87,517, with a total of $7,231 in exploration activity completed in fiscal 2001, for a total exploration expenditure to date of $94,748.

<u>Outlook</u>

Emgold's focus over the next few months will be on the negotiation of a new option agreement for the Idaho-Maryland Property and the acquisition of additional financing. If an acceptable agreement is concluded and sufficient funds can be arranged and working capital commitments allow, Emgold will explore the resource areas above the 600 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. The company may apply to revise the existing exploration and dewatering permit to allow for the installation of a decline (ramp) from the surface, conduct underground diamond drilling and remove a 10,000-ton bulk sample from the ID1-3 vein. It is estimated that the direct cost for this program could be approximately US$5 million, although US$1.1 million may be recovered from the sale of gold and aggregate produced during the exploration program. The initial exploration program may be completed within 2½years at a net cost of approximately US$3.9 million. The Company has estimated that the Idaho-Maryland Mine could be put into commercial production at a rate of 175,000 tons per year for an additional approximate direct cost of US$10 to US$15 million within 3 to 4 years. Management is continuing to identify cost effective measures to put the Idaho-Maryland back into profitable production for the benefit of the community of Grass Valley and Emgold's shareholders.

Provided sufficient financing can be obtained, Emgold is ready to prepare for submission its mine and mill permit application on the Idaho-Maryland property which is anticipated to cost approximately US$500,000 to be reviewed and approved by the appropriate officials and is expected to take eighteen to twenty-four months to complete.

Emgold will also consider further exploration of the Rozan, Stewart and Holly properties if suitable financing can be arranged.

4.4 Issuers with Oil and Gas Operations

N/A

5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information Form

Five Year Comparative Data

The following table sets out selected financial information for the last five completed financial years of the Company:

	2001 ($)	2000 ($)	1999 ($)	1998 ($)	1997 ($)
Interest and sundry income	990	339	890	3,359	10,687
Foreign exchange gains (losses)	(3,468)	7,866	5,222	3,479	(2,827)
Expenses	(186,344)	(301,064)	(464,917)	(566,882)	(1,048,480)
Settlement of convertible debenture	--	635,217	--	--	--
Loss on disposal of Equipment	(74,555)	--	--	--	--
Refund of property deposit	48.619	--	--	--	--
Reversal of Idaho-Maryland property accruals	293,639	--	--	--	--
Gain (write-down) of mineral properties	(100,356)	(649,722)	(6,982,016)	12,500	--
Write-down of investments	--	--	--	--	(8,193)
Loss for the year	(18,007)	(315,230)	(7,446,933)	(551,023)	(1,045,986)
Loss per share – basic and fully diluted	(0.00)	(0.02)	(0.53)	(0.05)	(0.10)
Total assets	158,546	231,819	121,040	6,519,401	6,053,022
Total liabilities	(1,388,055)	(1,448,321)	(1,202,750)	(1,152,265)	(256,945)
Share capital	17,151,797	17,146,797	16,966,359	15,969,162	15,847,080
Deficit	(18,381,306)	(18,363,299)	(18,048,069)	(10,602,026)	(10,051,003)

Two-Year Comparative Data by Quarter

The following table sets out selected financial information for the four quarters in fiscal 2001:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	41	36	51	862
Foreign exchange gains (losses)	(480)	(2,066)	18,267	(19,189)
Expenses	(20,338)	(34,592)	(62,195)	(69,219)
Loss on disposal of equipment	(69,631)	--	--	(4,924)
Refund of property deposit	48,619	--	--	--
Reversal of Idaho-Maryland property accruals	(472,800)	44,875	721,564	
Write-down of mineral properties	(80,613)	--	--	(19,743)
Income (loss) for the period	(594,722)	10,319	659,420	(93,024)
Income (loss) per share – basic and fully diluted	(0.03)	0.00	0.04	(0.01)
Total assets	158,546	245,446	223,966	221,569
Total liabilities	(1,388,055)	(880,233)	(872,072)	(1,531,095)
Share capital	17,151,797	17,151,797	17,148,787	17,146,797
Deficit	(18,381,306)	(17,786,584)	(17,796,903)	(18,456,323)

The following table sets out selected financial information for the four quarters in fiscal 2000:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	123	43	52	121
Foreign exchange gains (losses)	18,712	(2,723)	(5,446)	(2,677)
Expenses	(60,293)	(48,747)	(108,601)	(83,423)
Settlement of convertible debenture	635,217	--	--	--
Write-down of mineral properties	(297,759)	(196,842)	(93,184)	(61,937)
Income (loss) for the period	277,288	(245,546)	(201,733)	(145,239)
Income (loss) per share – basic and fully diluted	0.01	(0.01)	(0.01)	(0.01)
Total assets	231,819	159,839	132,749	141,043
Total liabilities	(1,448,321)	(1,720,629)	(1,552,431)	(1,367,992)
Share capital	17,146,797	17,079,797	16,975,359	16,966,359
Deficit	(18,363,299)	(18,640,587)	(18,395,041)	(18,193,308)

5.2 Dividends

There are no restrictions that could prevent the Company from paying dividends, however, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends as it anticipates that all available funds will be invested to finance the growth of the Company.

6 MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Management's Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2001, is set in the Company's BC Form 51-901F Quarterly and Annual Report filed via SEDAR on May 21, 2002, is incorporated herein by reference.

7 MARKET FOR SECURITIES

7.1 Market for Securities

The Company's common shares are listed and posted for trading on the TSX Venture Exchange under the symbol EMR.

8 DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Name, Office Held and Municipality of Residence	Director or Officer Since	Principal Occupation for The Previous Five Years
Frank A. Lang, P. Eng. President and Director West Vancouver British Columbia Canada	7-Mar-1989	President of the Company, Honorary Chairman of Aurizon Mines Ltd., President and Director of Cream Minerals Ltd., Valerie Gold Resources Ltd. and Chairman and Director of Sultan Minerals Inc., Director and/or Officer of other natural resource companies.
Sargent H. Berner [1] Director Vancouver, British Columbia, Canada	30-May-1991	Partner of DuMoulin Black, Barristers & Solicitors
Ross Guenther Director Grass Valley, California	18-Jun-1998	Project Manager, Idaho-Maryland Mine Project
Ronald M. Lang [1] Director Vancouver, British Columbia	18-Jun-1998	Self-employed businessman
William J. Witte, [1] P.Eng Executive Vice President and Director West Vancouver British Columbia	16-Jun-1999	Executive Vice-President, Valerie Gold Resources Ltd. and Cream Minerals Ltd.; Independent businessman involved with real estate investments, and the evaluation, financing, development and operation of world class mineral exploration properties and mines
Shannon M. Ross, [2] C.A. Chief Financial Officer and Corporate Secretary Burnaby, British Columbia	21-Feb-2000	Chief Financial Officer and Corporate Secretary of the Company since February 2000; Controller and Corporate Secretary, Dia Met Minerals Ltd., January to July 1999; Controller, Hunter Dickinson Group of companies, 1996 to 1999
Arthur G. Troup, [2] P.Eng. Vice-President, Exploration West Vancouver British Columbia	9-Sept-1993	President, Chief Executive Officer and Director of the Sultan Minerals Inc.; Vice President, Exploration for the Company, Valerie Gold Resources Ltd. and Cream Minerals Ltd.

(1) Member of the audit committee.

(2) Officer Only

There is no executive committee.

The directors of the Company are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at December 31, 2001, the directors and officers of the Company as a group, beneficially own, directly or indirectly, or exercise control or direction over 7,701,633 common shares or 41.43% of the voting common shares of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, who is, or within the last 10 years before the date of this AIF, was a director or officer of any issuer which, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, that have:

(a) been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such person has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts of Interest

Until June 30, 2001, the Company received administrative services from Lang Mining Corporation ("Lang Mining"), a private company of which Frank A. Lang is the President, a Director and a major shareholder, and reimbursed Lang Mining on a cost plus 15% basis. The Company also paid Lang Mining a monthly management fee of $5,000.

Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various individuals, partnerships and corporate entities currently sharing office space with the Company.

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

To the knowledge of management there are no existing or potential conflicts of interest between the Company, any subsidiary of the Company and a director or officer of the Company, except as disclosed herein.

9 ADDITIONAL INFORMATION

The information contained in this Annual Information Form is as at December 31, 2001, unless otherwise stated. The Company's management proxy circular for its annual and extraordinary general meeting of shareholders to be held on held on June 27, 2002 contains further information, including information relating to directors' and officers' remuneration, principal holders of voting securities, options to purchase securities and interest of insiders in material transactions. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. The financial statements were filed via SEDAR on May 21, 2002, under Audited Annual Financial Statements. The applicable sections of those documents are incorporated herein by reference.

The Company will provide to any person, upon written request to the Secretary of the Company, c/o Emgold Mining Corporation, Suite 1400, 570 Granville Street, Vancouver B.C. Canada V6C 3P1, copies of the following documents:

(i) One copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) One copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company issued subsequent to the financial statements for its most recently completed financial year;

(iii) One copy of the information circular of the Company in respect of its most recent annual meeting of the shareholders that involved the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; and

At any other time, one copy of any other documents referred to in paragraphs (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for the most recent annual meeting of the shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at April 30, 2002, except as indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of **EMGOLD MINING CORPORATION** (the "Company") for use at the annual and extraordinary general meeting of the Company to be held on June 27, 2002 (the "Meeting"), **and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual and Extraordinary General Meeting** (the "Notice"). Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common Shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand at 4th Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than fortyeight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions that contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their**

Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Presently, the Company is authorized to issue 100,000,000 shares divided into 50,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value, of which 18,639,319 Common Shares are issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on May 15, 2002, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang (1)	6,117,504 (2)	32.82%

(1) Frank A. Lang is the President and a Director of the Company.

(2) Of these Common Shares, 808,609 are held indirectly in the name of Dauntless Developments Ltd., 445,320 are held indirectly in the name of Mark Management Ltd., and 1,422,653 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled [2]
Frank A. Lang, P.Eng. West Vancouver, B.C. President and Director	Honorary Chairman, Aurizon Mines Ltd.; Chairman, Sultan Mining Inc.; President, Cream Minerals Ltd.; President, Valerie Gold Resources Ltd.	Since March 17, 1989	6,117,504 (2) (3)
Sargent H. Berner(1) Vancouver, B.C. Director	Partner of DuMoulin Black, Barristers & Solicitors	Since May 30, 1991	9,668 (2)
Ronald M. Lang(1) Vancouver, B.C. Director	Self-employed businessman	Since June 18, 1998	Nil (2)
Ross Guenther, P.Eng Grass Valley, California Director	Project Manager, Idaho-Maryland Mine Project	Since June 18, 1998	1,154,588 (2)
William J. Witte, P.Eng(1) West Vancouver, B.C. Executive Vice President and Director	Executive Vice-President, Valerie Gold Resources Ltd. and Cream Minerals Ltd.; Independent businessman involved with real estate investments, and the evaluation, financing, development and operation of world class mineral exploration properties and mines	Since June 16, 1999	270,000 (2)

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Of these shares, 808,609 are held indirectly in the name of Dauntless Developments Ltd., 445,320 are held indirectly in the name of Mark Management Ltd., and 1,422,653 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the President of the Company as at December 31, 2001, the end of the Company's most recent financial year, and the other four most highly compensated executive officers of the Company as at December 31, 2001, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officer").

Summary Compensation Table

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($) (1)	Bonus ($)	Other Annual Compensation ($) (2)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Frank A. Lang President	2001	Nil	Nil	36,785	203,000	Nil	Nil	Nil
	2000	Nil	Nil	15,542	Nil	Nil	Nil	Nil
	1999	Nil	Nil	79,063	Nil	Nil	Nil	Nil

(1) Mr. Lang's salary was paid by Lang Mining Corporation ("Lang Mining"). The Company reimburses Lang Mining for the full amount of his salary reported in the table. Lang Mining is a private company owned by Mr. Frank A. Lang. See "Management Contracts" for further information.

(2) Under the management agreement between Lang Mining and the Company, during the period of January 1, 2001 to July 31, 2001, a surcharge of 15% was levied against expenses incurred by Lang Mining on behalf of the Company. During the period of January 1, 2001 to June 30, 2001, an additional $5,000 monthly management fee was paid to Lang Mining for the services of Frank A. Lang. On July 31, 2001 the management agreement between Lang Mining and the Company expired and was not renewed. As Lang Mining is a private company controlled by Mr. Lang, the proceeds of the surcharge and management fee have been included as other compensation.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Frank A. Lang	203,000	16.15	0.10	0.07	12-Oct-2001	12-Oct-2011

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officer, the number of unexercised options held by the Named Executive Officer and the financial year-end value of unexercised in-the-money options on an aggregated basis. The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's At Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang	Nil	Nil	300,000/Nil	Nil/Nil

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer, but during the period of January 31, 2001 to July 31, 2001, the Company was party to a management agreement with a company owned by the Named Executive Officer under which the management services of the Named Executive Officer were indirectly retained. See "Management Contracts".

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officer):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)[(2)]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
William J. Witte, Director and Executive Vice President	100,000[(1)]	7.96	0.10	0.07	12-Oct-2001	12-Oct-2011
Ron Lang Director	50,000[(1)]	3.98	0.10	0.07	12-Oct-2001	12-Oct-2011
Sargent H. Berner, Director	65,000[(1)]	5.17	0.10	0.07	12-Oct-2001	12-Oct-2011
Ross Guenther Director	170,000[(1)]	13.52	0.10	0.07	12-Oct-2001	12-Oct-2011

Notes:

(1) The board of directors granted these options on October 12, 2001, subject to regulatory approval, which was received November 23, 2001. No other options were granted in the 2001 fiscal year.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Management Agreements

The Company had a Management Services Agreement (the "Agreement") with Lang Mining Corporation ("Lang Mining"), a private company controlled by the President of the Company. Under the Agreement, which expired on June 30, 2001, Lang Mining provided the Company with geological, administrative and management and office services (hereinafter collectively referred to as the "Services"). In consideration for the Services, the Company paid Lang Mining a monthly management fee of $5,000 (the "Fee") during the term of the Agreement and reimbursed Lang Mining for administrative fees and expenses incurred on behalf of the Company. Additionally, the Agreement required the Company to pay Lang Mining a surcharge of 15% on the total administrative fees and expenses incurred by Lang Mining on behalf of the Company.

As at December 31, 2001, the Company owed Lang Mining $372,133 for Services provided. During the most recently completed financial year, the sum of $89,020 was paid to Lang Mining for Services provided during the year ended December 31, 2001.

Effective August 1, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

As at December 31, 2001, the Company owed LMC $30,168 for performing administrative, geological and management functions on behalf of the Company. During the most recently completed financial year, the sum of $28,194 was paid to LMC, for performing administrative, geological and management functions on behalf of the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. PricewaterhouseCoopers LLP was first appointed as auditor of the Company on January 28, 1997.

MANAGEMENT CONTRACTS

See "Interest of Insiders in Material Transactions – Management Agreements" for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Increase to Authorized Capital

To provide the Company with increased flexibility in completing financing activities, shareholders will be requested to approve, by special resolution, an amendment to the Company's Memorandum to increase the authorized capital of the Company from 100,000,000 shares divided into 50,000,000

Common Shares without par value and 50,000,000 First Preference Shares without par value to 550,000,000 shares divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value and to alter the Memorandum of the Company accordingly. The Company's only source of cash has been the sale of equity securities. The Company does not anticipate that other sources of cash are likely to materialize and accordingly anticipates the need to issue additional Common Shares in the foreseeable future.

Should the proposed special resolution not pass, the Company could be restricted in its ability to procure future financing.

The amendment to the Company's Memorandum to increase its authorized capital must be approved by a special resolution of the shareholders. A special resolution means a resolution passed by a majority of not less than 75% of the votes cast on the resolution at the Meeting. Shareholders will be asked to pass the following special resolution:

> "Resolved, as a special resolution, that the authorized capital of the Company be increased from 100,000,000 shares divided into 50,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value to 550,000,000 shares divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value and that the Memorandum of the Company be altered to be in the form set out as Schedule "A" attached hereto."

<u>Form of attached Schedule "A"</u>

Schedule "A"

Company Act

Altered Memorandum

As altered by special resolution dated June 27, 2002

1. The name of the Company is **Emgold Mining Corporation.**

2. The authorized capital of the Company consists of 550,000,000 shares divided into:

   (a) 500,000,000 Common Shares without par value; and

   (b) 50,000,000 First Preference Shares without par value, each share having attached thereto the special rights and restrictions set out in the Articles of the Company.

(b) General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. The Company uses the prevailing trading price of its Common

Shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares. Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 25% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2003, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolved as an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of Common Shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of Common Shares that exceeds 25% of the total number outstanding as at May 15, 2002 (the "Record Date"), during the next 12 month period."

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 25% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

(c) Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 21st day of May, 2002.

BY ORDER OF THE BOARD

"Frank A. Lang"
Frank A. Lang,
President

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Emgold Mining Corporation.			December 31, 2001	2002 May 17
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.emgoldmining.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Frank A. Lang	2002 MAY 17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Wliam J. Witte	2002 MAY 17

Quarterly and Year End Report
December 31, 2001

Emgold Mining Corporation – Letter to Shareholders 2001

We are pleased to present the Annual Report for Emgold Mining Corporation together with the consolidated financial statements for the fiscal year ended December 31, 2001.

We continue to be bullish on gold because we believe the recent gains in the gold price reflect a long overdue and fundamental change in the gold market, which should continue to push the gold price higher. Although the central banks have been selling gold, consumers are buying 120 million ounces of gold each year while annual mine production remains at 80 million ounces. The production shortfall can only be sustained by the central banks selling gold for a relatively short period of time in order to satisfy the growing demand. Additional demand for gold will increase due to the potential collapse of numerous currencies and banking structures such as in Japan and Argentina. As gold production declines or stagnates at best, and demand increases, this should provide excellent growth potential for exploration and development properties currently held by Emgold.

Emgold's management continues to believe in the economic viability of the Idaho-Maryland Property located in Grass Valley, California. While the property owners have given notice to the Company of termination of the previous acquisition agreements relating to the property, the Company is currently attempting to negotiate the terms and conditions of a new option agreement for the Idaho-Maryland and adjacent surface properties. All existing permits are in place and the Company is making every effort to arrange for favourable financing and a joint venture partner to complete development of the property. A potential joint venture agreement was initiated earlier in the year, however the events of September 11 and the collapse of the price of oil ultimately prevented the closure of the transaction.

Management has developed a plan for the continued exploration of the Idaho-Maryland, which may allow the mine to go into production using a smaller and more cost effective exploration and development program. The plan calls for modification to the existing exploration permit to allow for the installation of an exploration ramp from the surface to the 600-foot level. The exploration ramp would be strategically located adjacent to known targets within the upper levels, as defined while the mine was in production. Diamond drilling would be completed on targets at the 300, 400, 500 and 600-foot levels, culminating in the removal of a 10,000 ton bulk sample to test the ID1-3 vein which may contain 50,600 tons grading approximately 0.32 ounces of gold per ton of rock. The bulk sample would be processed on site using a portable crushing plant and modular gravity recovery circuit. Emgold is confident in the potential of the Idaho-Maryland and would prepare the necessary applications for the commercial operation of the mine upon commencement of the exploration program. The exploration ramp and modular recovery plant would be designed to operate at 400 to 500 tons per day with the ability to double its capacity to 1,000 tons per day in a staged development program. Emgold's plan would allow the Idaho-Maryland Mine to go into commercial production within 3 to 4 years to initially produce approximately 85,000 to 95,000 oz of gold at a direct cost of $185 to $200 per ounce. The company has defined targets, based on the extensive data available from past operations, which indicate the potential for definition of 3.5 to 5.5 million ounces of gold remaining in the existing resource. The Idaho-Maryland Mine produced a total of approximately 2.4 million ounces of gold until it closed in 1956 due to a fixed gold price of US$35 per ounce and escalating costs.

Emgold continues to hold the Rozan Property, a gold prospect, located south of Nelson in southeastern British Columbia. Further work at Rozan is planned to explore the remainder of the 1,450-hectare property, which contains numerous exploration targets.

On the Company's Stewart Property, south of the Rozan, previous optionors have reported two large gold soil anomalies, one of which has not been drilled and one with four drill holes with interesting gold values. Further work will be required to select drill sites in these large areas.

Emgold continues to hold a 20-year lease and option agreement on the Holly Gold Property, consisting of 35 mineral claims situated in the Antelope Springs Mining District, Pershing County, Nevada. Discovered in 1864 the Holly Mine was initially explored for antimony and during World War I produced approximately 512 tons of antimony. Property work completed to date has defined two targets believed to have potential for bulk mineable gold mineralization.

We would like to take this opportunity to thank our shareholders, dedicated staff and contractors as well as the communities within Nevada County for the continuing encouragement and support of the Idaho-Maryland Mine. We continue to be optimistic that the gold and resource equity markets have consolidated and that Emgold is well positioned to take advantage of the potential growth in the mining and metals sector.

On behalf of the Board of Directors,

"Frank A. Lang"

Frank A. Lang, P. Eng., President

Schedule C: Management Discussion and Analysis For The Year Ended December 31, 2001

Overview

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the Company as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until it is decided either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

Results of Operations

During the year December 31, 2001 ("fiscal 2001"), Emgold had a loss of $18,007, or a fraction of a cent per common share as compared to a loss of $315,230, or $0.02 per common share for the year ended December 31, 2000 ("fiscal 2000"). Emgold's expenditures for fiscal 2001 continue to reflect an overall decrease in activity over the prior year as the Company is under pressure to conserve cash flow.

Until fiscal 2000, Emgold's sole focus was the Idaho-Maryland Property in Nevada County, California. Emgold is continuing to negotiate with the owners of the Idaho-Maryland Property for a revised option agreement. The previous agreement terminated in early 2001. In fiscal 2000 Emgold optioned two properties, the Holly Property in Nevada, and the Rozan Property in British Columbia, and in fiscal 2001 Emgold optioned the Stewart Property in British Columbia and staked the Porph claims which are contiguous and internal to the Stewart Property.

Idaho-Maryland Property

The Idaho-Maryland Property consists of several contiguous properties, some leased and one property, which was originally acquired by the Company. Emgold acquired 100% of the Round Hole Shaft property in November 1996 for US$250,000 under the terms of an agreement dated November 8, 1996, with S.F. Pacific Properties Inc. The Round Hole Shaft property was subsequently sub-divided into four lots by the Company. The subdivision was completed in fiscal 2000, with the intent to sell three of the lots that were not necessary for mine planning or exploration activities. The Round Hole Property was the security held by the holders of two convertible debentures. Negotiations were held with the debenture holders in an attempt to revise the terms of the debentures when they came due on June 8, 2000. The proposed revised terms were not acceptable to the Canadian Venture Exchange, however, and as a result, the debentures were cancelled and Emgold agreed to transfer the Round Hole Shaft properties to the debenture holders. These properties were included in the Idaho-Maryland Property acquisition costs, which had previously been written down to a nominal carrying value of $1. This resulted in the cancellation of the two debentures, for a gain of $635,217, which was included in operations in fiscal 2000. In 2001 accruals of $293,639 and the refund of a deposit relating to the Idaho-Maryland Property previously written off of $48,619 have been offset against operations on the consolidated statements of operations and deficit. Certain accruals relating to expenditures in prior years and for subsequent reclamation and closure costs were higher than actual expenditures. The property was written down to a nominal carrying value of $1 in the year ended December 31, 1999.

Emgold expended a total of $65,971 in fiscal 2001 and $649,722 in fiscal 2000 on exploration and property payments associated with the Idaho-Maryland Property. All of the costs related to the ongoing maintenance and acquisition costs related to the Idaho-Maryland Property continue to be written off. Currently Emgold holds the exploration permit for exploration on the property, and continues to negotiate with the vendors of the Idaho-Maryland Property to revise and extend the terms of the current leases and option agreements. It is not known whether these negotiations will be successful. If negotiations are successful, Emgold intends to keep the Idaho-Maryland Property in good standing, but the capital required will have to be raised by private placement or other new financing, and there is no guarantee that such funds will be available.

Stewart Property
The Stewart property, optioned in fiscal 2001, consists of 82 mineral claims, located close to the large Gold Mountain gold porphyry discovery on the Kena property held by Sultan Minerals Inc. near Ymir, British Columbia. Previous optionors have reported two large gold soil anomalies. One of the anomalies has never been drilled and the second has had only four holes drilled. The reported average of all sample assays taken in the four holes was 0.29 g/t gold. The highest intervals were 1.87g/t gold over 2 metres in altered diorite in Hole 2, and 24.8 grams/tonne gold over one metre in a massive sulfide vein associated with quartz and calcite in Hole 4.

The second gold anomaly reportedly has high gold soil geochem values coincident with a strong I.P. geophysical anomaly. Further work will be required to select drill sites in this area and in other parts of this large property. The property is also noted for hosting significant values in molybdenite and tungsten.

Under the agreement, the Company is required to make payments totalling $150,000 and to issue 200,000 common shares to the optionors over a six year period as follows: $5,000 (paid) and 50,000 common shares, (issued); $5,000 on or before six months (paid in fiscal 2002); $10,000 and 50,000 common shares within 12 months; $15,000 and 50,000 common shares within 24 months; $20,000 and 50,000 common shares within 36 months; $25,000 within 48 months; $30,000 within 60 months; and $40,000 within 72 months following regulatory approval.

To maintain its option, Emgold has agreed to incur total exploration expenditures of $49,200 over two years, $16,400 in year one and $32,800 in year two.

A royalty equal to 3% of Net Smelter returns is payable to the optionor provided that two-thirds (thus reducing the royalty to 1%) may be purchased for the sum of $1,000,000. Emgold has first right of refusal on the remaining 1% NSR should the vendors wish to sell.

An exploration program, budgeted at $20,000 tested four areas of the Stewart property – the North Gold Zone, the Silver King Porphyry Zone, the QFP Stockwork Zone and the Arrow Tungsten Zone. The program consisted of soil geochemical sampling and geological mapping. Further prospecting and rock chip sampling over two lobes of Silver King Intrusive located on either side of Highway 6 will be needed to fully assess their potential.

The North Gold Zone contains an 1100 X 450 metre gold soil geochemical anomaly. The anomaly lies within Rossland Volcanic rocks within which are "plugs" of a foliated feldspar porphyry unit similar to the favourable Silver King Porphyry unit currently being explored by Sultan Minerals Inc. on its adjacent Kena Property. The previous soil survey grid is terminated at Craigtown Creek, although the gold values are still elevated, therefore the current program will expand the soil geochemical coverage to the south of Craigtown Creek.

A favourable intrusive unit (the mid Jurassic Silver King intrusive) trends throughout Sultan's Kena property and crosses the property border onto the Stewart Property.

The QFP Stockwork Zone consists of a body of quartz-eye porphyry intrusive with abundant crosscutting quartz stockwork veins. The intrusive outcrop covers an area of more than 1000 x1000 metres and has never been systematically worked. A geochemical grid will be completed with both soil and rock chip samples collected throughout the grid area.

The Arrow Tungsten workings consist of a series of trenches from the 1940s excavated over a 300-metre length. The historic workings gave an average W03 grade of approximately 1.00% over a skarn zone that is exposed over a width of about one metre. A recent grab sample from one of the old trenches collected by Emgold returned 1.23% W03 and 4.00% Zn. The current program will investigate the zone with soil geochemical and rock chip sampling.

Emgold's geological consultant, P&L Geological Services, is currently compiling all historical information on the Stewart property. The results of this initial exploration program will be combined with the results of previous surveys in order to define target areas for follow-up by trenching and diamond drilling.

Rozan Property

In fiscal 2000 Emgold entered into an option agreement to acquire the rights to the Rozan Property, a gold prospect, located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. Emgold can earn a 100% interest in the property by making stepped payments totalling $100,000 and issuing 200,000 common shares by April 1, 2006. To December 31, 2001, payments of $10,000 have been made and 100,000 common shares have been issued. The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

In 2000 Emgold completed an exploration program on its 100% interest in the Rozan Property in southeastern British Columbia. Fieldwork for the program consisted of expanded geochemical surveys geological mapping, excavator trenching and a 300-metre drill program. Minimal exploration activity was carried out in fiscal 2001.

General and administrative

Office and administration costs decreased from $128,407 in fiscal 2000 to $60,404, reflecting a continued reduction in the level of activity by Emgold in fiscal 2001. The percentage of staff salaries allocated to the Company by Lang Mining Corporation ("Lang Mining"), a company that provided managerial, secretarial accounting and administrative services to the Company until the end of July 2001 remained at the same levels as 2000. Management fees of $5,000 monthly charged by Lang Mining to the Company were waived in fiscal 2000 due to the continuing need for working capital by the Company and to assist in reducing the working capital deficiency of the Company, but were reinstated for fiscal 2001. Management fees of $30,000 were paid to Lang Mining in fiscal 2001. Effective August 1, 2001, a private company, LMC Management Services Ltd., held equally by the public companies sharing the office space at the current office premises, was formed to perform administrative, geological and management functions for the companies. Expenses are allocated on a cost basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space.

Shareholder communication costs decreased from $27,311 in fiscal 2000 to $25,990 in fiscal 2001. These costs are shareholder dissemination costs, transfer agent and regulatory and filing fees.

Professional fees, consisting of legal, audit and accounting fees decreased from $47,029 in fiscal 2000 to $31,235 in fiscal 2001. Expenditures will likely remain at the same level in fiscal 2002, unless activity increases, with the related legal and other services that will be required.

During 2001, $33,108 was expended on finance expense relating to the promissory notes payable to an officer and director of the Company as compared to $70,322 in fiscal 2000. Interest was paid in fiscal 2000 on the convertible debentures payable that were cancelled shortly before the end fiscal 2000 resulting in the decrease in finance expense.

Financial Position

Financing Activities

During fiscal 2001, Emgold did not raise any funds by private placement or other form of financing. Funds have been advanced to Emgold by the controlling shareholder of the Company. In fiscal 2000 the Company issued 750,000 flow-through common shares in a private placement, which provided funds to the Company of $75,000. The warrants were exercisable at $0.15 until September 29, 2001 and at $0.25 until September 29, 2002. None of these warrants have been exercised. All other warrants outstanding at the end of fiscal 2000 expired during the year unexercised. Subsequent to the fiscal 2001 year-end, Emgold announced that it would be issuing 2,250,000 common shares to settle $225,000 in debt owing to related parties. A total of 100,000 common shares with a deemed value of $5,000 were also issued to the vendors of the Rozan and Stewart properties during fiscal 2001.

Investing Activities

During 2001, Emgold expended $115,311 (2000 - $782,225) on acquisition and exploration expenditures on its properties, including share issue costs for property acquisitions. The funds expended on the Idaho-Maryland Property include consulting and engineering studies, travel and accommodation, reclamation and well monitoring. All work related to the Idaho-Maryland mine is carried out by two part-time contractors. The costs related to the Idaho-Maryland property totalled $65,971, including interest on promissory notes payable of $33,332. These costs have been expensed, as the nominal carrying value of the exploration permit is $1.

During 2001, Emgold expended $49,340 on the acquisition and exploration of the Holly Property in Nevada and the Porph claims and the Stewart and Rozan properties located in southeastern British Columbia.

Liquidity and Capital Resources

At December 31, 2001 Emgold had a working capital deficiency of $1,379,968 (2000 - $1,428,684). Working capital is defined as current assets less current liabilities. In fiscal 2000 the Company signed a revised license agreement for the continued rental of the mill site and buildings at the Idaho-Maryland property for a term to run from February 1, 2000, to February 1, 2001, at US$1,500 per month. The rental agreement on the mill site and building was not renewed in February 2001. In fiscal 2002, payments totalling $15,000 ($5,000 subsequently paid) are required to be made to the vendors of the Stewart property and $10,000 (subsequently paid) is required on the Rozan property. The payments for 2001 are in default on the Holly property, and a decision is required by the beginning of June with respect to the property.

<u>Risks and Uncertainties</u>

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Emgold's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Emgold has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Emgold has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Emgold will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Idaho-Maryland Property. If all required permits are not granted, no mining operations can commence. The other properties are at the early exploration stage and to date no significant exploration work has been carried out on these properties by the Company.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although Emgold has obtained a comprehensive legal opinion with respect to title to the Idaho-Maryland Property, there is no guarantee that title to such properties will not be challenged or impugned. Emgold's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, gold lease rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Emgold has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Its ability to continue in operation is dependent on the continuing support of its creditors, funding from related parties, and ability to secure additional financing. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects or failure to make payments required to acquire the Core Properties or the Brunswick mill-site property with the possible loss of such properties.

The Idaho-Maryland property is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The mineral industry is intensely competitive in all its phases. Emgold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. While environmental legislation in the state of California is well defined, it is evolving in a manner, which means stricter standards and enforcement, and fines, penalties and closure of operations for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Outlook

Emgold's focus over the next few months will be on the negotiation of a new option agreement for the Idaho-Maryland Property and the acquisition of additional financing. If an acceptable agreement is concluded and sufficient funds can be arranged and working capital commitments allow, Emgold will explore the resource areas above the 600 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. The company may apply to revise the existing exploration and dewatering permit to allow for the installation of a decline (ramp) from the surface, conduct underground diamond drilling and remove a 10,000-ton bulk sample from the ID1-3 vein. It is estimated that the direct cost for this program could be approximately US$5 million, although US$1.1 million may be recovered from the sale of gold and aggregate produced during the exploration program. The initial exploration program may be completed within 2½ years at a net cost of approximately US$3.9 million. The Company has estimated that the Idaho-Maryland Mine could be put into commercial production at a rate of 175,000 tons per year for an additional approximate direct cost of US$10 to US$15 million within 3 to 4 years. Management is continuing to identify cost effective measures to put the Idaho-Maryland back into profitable production for the benefit of the community of Grass Valley and Emgold's shareholders.

Provided sufficient financing can be obtained, Emgold is ready to prepare for submission its mine and mill permit application on the Idaho-Maryland property which is anticipated to cost approximately US$500,000 to be reviewed and approved by the appropriate officials and is expected to take eighteen to twenty-four months to complete.

Emgold will also consider further exploration of the Rozan, Stewart and Holly properties if suitable financing can be arranged.

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

Responsibility of Management

The management of Emgold Mining Corporation is responsible for the preparation as well as the integrity of the accompanying consolidated financial statements and all related financial data contained in the annual report. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and necessarily include amounts that represent the best estimates and judgements of management. The Company has developed and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safe-guarded and that transactions are executed in accordance with management's authorizations.

The Company's auditors, PricewaterhouseCoopers LLP, have examined the consolidated financial statements and they have issued their report thereon.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercised its responsibilities through the Audit Committee comprised of three Directors, one of whom is an officer of the Company. The Committee meets from time to time with management and annually with the Company's auditors to review the financial statement and matters relating to the audit. The Company's auditors have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

Shannon Ross

Shannon M. Ross, CA
Chief Financial Officer and Secretary

Vancouver, British Columbia
April 19, 2002

Auditors' Report

To the Shareholders of
Emgold Mining Corporation

We have audited the consolidated balance sheets of **Emgold Mining Corporation** (an exploration stage company) as at December 31, 2001 and 2000, and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada
April 19, 2002

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Balance Sheets

		December 31, 2001		December 31, 2000
Assets				
Current assets				
Cash and cash equivalents	$	7,128	$	14,084
Accounts receivable		959		5,553
		8,087		19,637
Reclamation bond		3,000		3,000
Mineral property interests (note 3)		147,459		132,504
Equipment (note 4)		--		76,678
	$	158,546	$	231,819
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	56,495	$	375,199
Due to related parties (note 7)		871,666		646,560
Promissory notes (note 5)		459,894		426,562
		1,388,055		1,448,321
Shareholders' Deficiency				
Share capital (note 6)		17,151,797		17,146,797
Deficit		(18,381,306)		(18,363,299)
		(1,229,509)		(1,216,502)
	$	158,546	$	231,819

Going concern assumption (note 1)
Subsequent event (note 11)

See accompanying notes to consolidated financial statements.

Approved by the Board

Frank A. Lang
Director

William J. Witte
Director

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Operations and Deficit

	Years ended December 31, 2001	2000
Expenses		
Amortization	$ 2,123	$ 33,171
Exchange (gains) losses	3,468	(7,866)
Finance expense (note 7)	33,108	70,322
Legal, accounting and audit	31,235	47,029
Management fees (note 7)	30,000	--
Office and administration	60,404	128,407
Shareholder communications	25,990	27,311
Travel and conferences	16	2,690
Interest income	(990)	(339)
	(185,354)	(300,725)
Other expenses and income		
Settlement of convertible debenture	--	635,217
Loss on disposal of equipment	(74,555)	--
Reversal of Idaho-Maryland property accruals	293,639	--
Refund of Idaho-Maryland property deposit previously written off	48,619	--
Write-down of mineral property interests (note 3)	(100,356)	(649,722)
Loss for the year	(18,007)	(315,230)
Deficit, beginning of year	(18,363,299)	(18,048,069)
Deficit, end of year	$ (18,381,306)	$ (18,363,299)
Loss per share – basic and diluted	$ (0.00)	$ (0.02)
Weighted average number of common shares outstanding	18,546,990	17,299,261

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Cash Flows

		Years ended December 31, 2001		2000
Cash provide by (used for)				
Operating activities				
Loss for the year	$	(18,007)	$	(315,230)
Items not affecting cash				
Amortization		2,123		33,171
Finance expense		--		63,690
Loss on disposal of equipment		74,555		--
Settlement of convertible debentures		--		(635,217)
Write-down of mineral property interests		100,356		649,722
		159,027		(203,864)
Changes in non-cash working capital				
Accounts receivable		4,594		2,053
Accounts payable and accrued liabilities, and due to related parties		(93,598)		742,192
		70,023		540,381
Financing activities				
Common shares issued for cash		--		75,000
Promissory notes		--		135,472
		--		210,472
Investing activities				
Mineral property interests				
Acquisition costs		(21,350)		(451,615)
Exploration and development costs		(55,629)		(285,738)
Reclamation bond		--		(3,000)
		(76,979)		(740,353)
Cash and cash equivalents				
Increase (decrease) during the year		(6,956)		10,500
Balance, beginning of year		14,084		3,584
Balance, end of year	$	7,128	$	14,084

Supplementary non-cash investing and financing activities (note 10)

See accompanying notes to consolidated financial statements.

1. Going concern assumption

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

As at December 31, 2001, the Company had a working capital deficiency of $1,379,968 (2000 – $1,428,684), and a deficit of $18,381,306 (2000 - $18,363,299).

The Company has capitalised $147,457 in acquisition and related costs to the Stewart, Rozan and Porph mineral property interests. Under the Holly mineral property lease agreement the Company had an obligation to make a cash payment of $US 8,000 and issue 100,000 common shares on the first anniversary of the effective date of the agreement. These payments were not made and the vendors of the Holly property have agreed to extend payments of the shares and cash required under the terms of the agreement until such time that the Company has the financial ability to make the required payments. Under the Rozan mineral property interest the Company has an obligation to make a cash payment of $10,000 and issue 50,000 common shares in the forthcoming year. Under the Stewart mineral property interest, the Company has an obligation to make cash payments totalling $15,000 and issue 50,000 common shares in the forthcoming year.

The current obligations in respect of the Rozan, Stewart and Holly mineral property interests only guarantee a continuing interest in those properties. For the Company to realise the carrying value of these investments additional funding would be required or a joint venture partner would have to be identified to assist with the funding of these ventures.

The Company is also attempting to negotiate a new agreement on the Idaho-Maryland Property as the Company has an exploration permit on the property, but currently does not have an option on the mineral property interest. A new agreement must be negotiated with the vendors of the Idaho-Maryland Property, and the terms and conditions of any new agreement, if an agreement can be reached, are unknown at this time.

These costs, mentioned above, are in addition to ongoing general and administration expenditures of the Company and maintenance and carrying costs on other mineral property interests held by the Company.

The Company's ability to continue in operation is dependent on the continuing support of its creditors and funding from related parties (note 7), and its ability to secure additional financing. While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material. There is significant doubt about the ability of the Company to continue as a going concern.

1. Going concern assumption (continued)

2. Significant accounting policies

(a) Principles of consolidation

Emgold Mining Corporation (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties. The Company's focus is in North America.

These consolidated financial statements include the accounts of the Company and its wholly owned, direct and indirect subsidiaries, Emperor Gold (U.S.) Corp., Emgold (U.S.) Corporation and Holly Corporation (U.S.), and have been prepared in accordance with accounting principles and practices generally accepted in Canada. All inter-company balances and transactions have been eliminated.

(b) Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and capital assets, reclamation obligations, rates for amortization, and classification of accounts receivable between current and non-current assets. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than ninety days from the original date of acquisition.

(d) Equipment

Equipment is recorded at cost. Amortization is calculated using the declining balance basis at the rate of 20% per annum for office and exploration equipment and 30% per annum for computer equipment. Leasehold improvements related to mineral property interests are amortized on a straight-line basis over five years.

(e) Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. The Company has concluded that it is not practicable to determine the fair value of its amounts due to related parties and promissory notes.

(f) Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

2. Significant accounting policies (continued)

(f) Mineral property interests (continued)

Mineral property acquisition costs include cash expenses at cost and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the year incurred.

(g) Income taxes

Effective January 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities.

Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without any restatement of the 2000 financial statements being required.

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(h) Translation of foreign currencies

The Company's operations in the United States are considered to be integrated for the purposes of foreign currency translation. Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit. Exchange gains and losses relating to the translation of foreign currency denominated items that have a fixed life extending beyond the following year are deferred and amortized to earnings over the remaining life of the monetary items on a straight-line basis.

2. Significant accounting policies (continued)

(i) Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA"), whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Basic and diluted losses per share are the same as the effect of potential issuances of shares under warrant or share option arrangements would be anti-dilutive.

(j) Share option plan

The Company from time to time issues share purchase options as described in note 6(b). No compensation expense is recognized for this plan when shares or share purchase options are issued. Consideration for shares issued on exercise of share purchase options is credited to share capital.

3. Mineral property interests

The cumulative costs of the Company's interest in mineral properties owned, leased or under option, consist of the following:

Carrying Values of Mineral Property Interests	2001	2000
Idaho-Maryland Property, California	$ 1	$ 1
Holly Property, Nevada	1	28,996
Rozan Property, British Columbia	118,738	103,507
Porph Claim, British Columbia	3,324	--
Stewart Property, British Columbia	25,395	--
	$ 147,459	$ 132,504

Idaho-Maryland Property, California

Until fiscal 2000, the Company had three distinct interests in the Idaho-Maryland Property and surrounding areas in Grass Valley Mining District, California.

During the years ended December 31, 2001 and 2000, the Company reviewed its carrying value of Idaho-Maryland properties and concluded that due to the prevailing low gold prices and uncertainties surrounding the ability of the Company to raise additional financing to maintain its interest and develop the property, that the carrying value of the property exceeded its recoverable amount.

These reviews resulted in write-downs of exploration costs on the property of $32,639 and income related to the reversal of accruals on the property of $293,639 for the year ended December 31, 2001, and a write-down on the property of $649,722 for the year ended December 31, 2000.

Idaho-Maryland Mine:
During fiscal 2000 the option to purchase and the lease of this property lapsed and the Company is currently in negotiations with the owners of the property to extend and revise the terms of the mining lease and option. Negotiations to date have been unsuccessful, but the Company holds the license for the exploration rights to the property.

3. Mineral properties (continued)

In an amendment to the original agreement, the owners of the property agreed to modify the payments as follows, for the lease years commencing on August 18, 1998, 1999 and 2000, the Company was permitted to issue promissory notes instead of paying cash on the annual option payment. The promissory notes were calculated as US$75,000 plus an adjustment for the consumer price index, each August 18th if the gold price is lower than US$300. The property is not under option by the Company, and the promissory notes and accrued interest thereon have not been paid. Refer to note 5 for more details on the promissory notes.

80 Acres Parcel
Until December 31, 1999, the Company held a lease and option to purchase on an adjoining 80-acre parcel of land.

In 2000 the Company completed a revised license agreement for the continued rental of the mill site and buildings for a term to run from February 1, 2000, to February 1, 2001, at US$1,500 per month, and the original lease agreement as amended was terminated.

Holly Gold Property, Nevada

In 2000 the Company entered into a 20-year lease and option agreement to acquire the rights to the Holly Gold Property, consisting of 34 mineral claims located in the Antelope Springs Mining District, Pershing County, Nevada. The property lease is for an initial term of twenty years but the lease can be extended for so long thereafter as there is mining development or processing of materials from the property. The property owners will receive a 3% net smelter returns royalty on the production of valuable minerals from the property. Under the terms of the lease agreement, the Company will make advance royalty payments of US$3,000 on signing, which was paid, US$8,000 was to be paid on the first anniversary of the agreement, US$10,000 on the second anniversary, US$15,000 on the third anniversary, and US$20,000 on each anniversary thereafter. The Company issued 100,000 common shares on regulatory approval and a further 100,000 common shares were to be issued on the first anniversary of the effective date of the agreement, but has not made any additional payments on the property. These payments were not made and the vendors of the Holly property have agreed to extend payments of the shares and cash required under the terms of the agreement until such time that the Company has the financial ability to make the required payments. The Company has the option to purchase 100% interest in the property for US$1,000,000 at any time and all advance royalty payments and productions royalties will be credited against and deducted from the purchase price. The Company staked a 35th contiguous mineral claim separately, subsequent to the signing of the property lease. The Company made the payments to the Bureau of Land Management in Nevada for the 2002 year. The Company has written the property down by $34,386 to a nominal carrying value of $1.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totalling $100,000 ($10,000 paid) and issuing 200,000 (100,000 issued) common shares by April 1, 2006. The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

3. **Mineral properties (continued)**

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in southeastern British Columbia. The Company can earn a 100% interest in the property by making payments totalling $150,000 ($5,000 paid) and issuing 200,000 common shares (50,000 issued) by 2007. The Company has also agreed to incur exploration expenditures of $49,200 over two years ($15,759 incurred to December 31, 2001). The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

4. **Equipment**

	Cost	Accumulated amortization	Net Book Value 2001
Office equipment	$ --	$ --	$ --
Computers	--	--	--
Leasehold improvements	--	--	--
	$ --	$ --	$ --

	Cost	Accumulated amortization	Net Book Value 2000
Office equipment	$ 51,066	$ 31,418	$ 19,648
Computers	241,517	189,411	52,106
Leasehold improvements	29,606	24,682	4,924
	$ 322,189	$ 245,511	$ 76,678

5. **Promissory notes**

	2001	2000
Promissory notes and accrued interest	$ 459,894	$ 426,562

In connection with the Idaho-Maryland Mine (refer to note 3) the Company issued to the owners of the property a number of promissory notes instead of cash payments in relation to the option agreement. These promissory notes have an 8% annual interest rate. As of December 31, 2001, the Company has accrued $65,641 (2000 - $32,309) of interest payable in respect of these notes.

The Company has classified these promissory notes as a current liability as the notes were issued pursuant to the Idaho-Maryland Mine option agreement, which has expired. The ongoing treatment of these promissory notes is uncertain as the Company does not currently have an option agreement on the Idaho-Maryland Mine, and the property is currently in the hands of the vendors. The Company is negotiating with the vendors of the property and other mining companies with respect to the exploration permit held by the Company on the property.

6. Share capital

The authorized share capital of the Company consists of 50,000,000 common shares without par value and 50,000,000 preferred shares without par value.

(a) Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 1999	16,734,934	$ 16,966,359
Rozan property payment at $0.18	50,000	9,000
Holly property payment at $0.11	100,000	11,000
Debt settlement at $0.10	854,385	85,438
Private placement at $0.10	750,000	75,000
Balance, December 31, 2000	18,489,319	17,146,797
Rozan property payment at $0.04	50,000	2,000
Stewart property payment at $0.06	50,000	3,000
Balance, December 31, 2001	18,589,319	$ 17,151,797

There are 4,558 (2000 – 4,558) common shares held in escrow, which may not be released without the approval of the Canadian Venture Exchange.

(b) Stock options

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan allows the Company to grant options to its directors and employees for up to 2,267,580 common shares, of which 83,580 stock options are still available to be issued. The stock options currently outstanding are exercisable for periods up to ten years. No stock options were exercised during fiscal 2001. Subsequent to the year ended December 31, 2001, 15,000 stock options were cancelled.

The following table summarizes information about the stock options outstanding at December 31, 2001:

Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Average Exercise Price
1,257,000	9.8 years	$0.100
10,000	0.4 years	$0.200
372,000	7.2 years	$0.250
545,000	3.1 years	$0.300
2,184,000	7.7 years	$0.180

6. **Share capital (continued)**

A summary of the changes in stock options for the years ended December 31, 2001 and 2000, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 1999	1,522,500	$0.285
Cancelled	(105,000)	$0.300
Expired	(214,500)	$0.300
Balance, December 31, 2000	1,203,000	$0.282
Cancelled	(55,000)	$0.255
Expired	(221,000)	$0.300
Granted	1,257,000	$0.100
Balance, December 31, 2001	2,184,000	$0.180

(c) Share purchase warrants

	Warrants	Exercise Price
Balance, December 31, 1999	1,342,000	$0.30/0.35
Issued	750,000	$0.15/0.25
Balance, December 31, 2000	2,092,000	$0.15/0.35
Expired	(1,342,000)	$0.30/0.35
Balance, December 31, 2001	750,000	$0.25

7. **Related party transactions and balances**

Services rendered by:	2001	2000
Lang Mining Corporation (a)	$ 89,020	$ 119,155
DuMoulin Black (b)	$ --	$ 20,198
Director (c)	$ --	$ 9,768
Director (d)	$ 23,551	$ 107,661
LMC Management Services Ltd. (e)	$ 28,194	$ --

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Lang Mining provided management services at a rate of $5,000 per month, and provided accounting, geological, and other services at cost plus 15%, until June 30, 2001.

Effective July 2001 the Company, in agreement with Lang Mining, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee (see note 7(e)).

(b) Legal fees of $nil (2000 - $20,198) were paid to a law firm of which a director is a partner. During fiscal 2000, 51,297 common shares were issued in exchange for $5,130 in debt owing to the law firm.

(c) Legal fees of $nil (2000 - $9,768) were paid to a firm of which a partner is a director of the Company's subsidiary.

(d) A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services. During fiscal 2000, 803,088 common shares were issued in exchange for $80,309 in debt owing.

7. Related party transactions and balances (continued)

(e) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

Balances payable to:	2001	2000
Lang Mining Corporation	$ (372,133)	$ (279,063)
DuMoulin Black	$ (16,390)	$ (16,390)
Directors	$ (446,995)	$ (351,107)
LMC Management Services Ltd.	$ (30,168)	$ --
Sultan Minerals Inc.	$ (3,313)	$ --
Valerie Gold Resources Ltd.	$ (2,661)	$ --
	$ (871,666)	$ (646,560)

The amounts are non-interest bearing and due on demand, with no fixed terms of repayment, except for a balance owing to a director and officer of the Company, which bears interest at 10% per annum. Interest of $33,108 has been accrued and is included in the balance payable.

8. Income taxes

Effective January 1, 2000, the Company adopted CICA Standard 3465, "Accounting for Income Taxes."

(a) The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates to the following:

	2001	2000
Statutory tax rate	44.62%	45.62%
Income (loss) for the year	$ (18,007)	$ (315,230)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(8,035)	(143,810)
Non-deductible differences	13,411	30,934
Losses used for which no benefit was previously recorded	(152,716)	--
Benefits from losses not recognized	2,156,139	106,706
Differences in foreign tax rates	(8,799)	6,170
	$ --	$ --

8. **Income taxes (continued)**

(b) The significant components of the Company's future tax assets are as follows:

	2001
Future income tax assets	
Mineral property interests	$ 5,401,717
Operating losses carried forward	1,201,118
Other	356
Benefits from losses	6,603,191
Valuation allowance for future tax assets	(6,603,191)
	$ --

The realization if income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

(c) The Company has Canadian non-capital losses carried forward of $3,372,032 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2002	419,211
2003	686,418
2004	888,846
2005	535,698
2006	428,149
2007	238,534
2008	175,126
	3,372,032

(d) The Company has approximately $3,900,000 of net operating losses in the United States which expire at various times through to 2015.

9. **Segmented financial information**

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's mineral property interests and capital assets are located in the United States and Canada.

10. Supplementary non-cash investing and financing activities

During the years ended December 31, 2001 and 2000, the Company conducted non-cash operating, financing and investing activities as follows:

		2001		2000
Operating activities				
Shares issued for debt settlements	$	--	$	(85,439)
Interest on promissory notes		33,332		24,872
Financing activities				
Shares issued for Rozan property payment		2,000		9,000
Shares issued for Holly property payment		--		11,000
Shares issued for Stewart property payment		3,000		--
Shares issued for debt settlements		--		85,439
		5,000		105,439
Investing activities				
Shares issued for mineral property payments		(5,000)		(20,000)
Mineral property acquisition costs	$	(33,332)	$	(24,872)

11. Subsequent event

Subsequent to December 31, 2001, the Company announced that it had agreed to issue 2,250,000 common shares in exchange for $225,000 in debt owing. The debt settlement is subject to approval by regulatory authorities.

EMGOLD MINING CORPORATION

Unaudited Consolidated Schedules of Mineral Property Interests

Mineral property interests	Years ended December 31, 2001	2000
Idaho-Maryland Mine, California		
Acquisition costs		
Balance, beginning of year	$ 1	$ 1
Incurred during the year	33,332	451,501
Write-down during the year	(33,332)	(451,501)
Balance, end of year	1	1
Exploration and development costs		
Consulting and engineering studies	24,326	107,661
Site activities	6,215	37,975
Travel and accommodation	2,098	10,533
Well monitoring and reclamation	--	42,052
Incurred during the year	32,639	198,221
Less write-down of exploration and development costs	(32,639)	(198,221)
Balance, end of year	1	1
Rozan Property, British Columbia		
Acquisition costs		
Balance, beginning of year	15,990	--
Incurred during the year	8,000	15,990
Balance, end of year	23,990	15,990
Exploration and development costs		
Assays	346	3,960
Drilling	--	30,775
Geological and geochemical	(4,568)	39,907
Site activities	11,453	8,515
Travel and accommodation	--	4,360
Incurred during the year and balance, end of year	7,231	87,517
Balance, beginning of year	87,517	--
Balance, end of year	94,748	87,517
	118,738	103,507
Porph Claim, British Columbia		
Acquisition costs		
Incurred during the year and balance, end of year	3,324	--
Stewart Property, British Columbia		
Acquisition costs`		
Incurred during the year and balance, end of year	9,636	--
Exploration and development costs		
Assays and analysis	11,814	--
Geological	3,004	--
Site activities	941	--
Incurred during the year and balance, end of year	15,759	--
	25,395	--
Holly Property, Nevada		
Acquisition costs		
Balance, beginning of year	28,996	--
Incurred during the year	5,390	28,996
Write-down of mineral property interest	(34,385)	--
Balance, end of year	1	28,996
Mineral property interests	$ 147,459	$ 132,504

(c) (i) **Stock Options Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
10,000	0.20	June 12, 2002
165,000	0.30	April 22, 2003
115,000	0.30	September 22, 2003
52,000	0.30	June 16,2004
13,000	0.30	February 21, 2007
200,000	0.30	April 21, 2007
222,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
1,257,000	0.10	October 12, 2011
2,184,000		

(ii) **Warrants Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
750,000	0.25	September 29, 2002
750,000		

(d) **Shares in Escrow**

There are 4,558 common shares held in escrow.

5. **List of directors and officers**

Frank A. Lang – President and Director
Ron Lang - Director
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
Ross Guenther – Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

EMGOLD MINING CORPORATION
QUARTERLY AND YEAR END REPORT
DECEMBER 31, 2001

Schedule A:

See audited consolidated financial statements.

Schedule B:

1. **Analysis of expenses and deferred costs**

   See audited financial statements attached in Schedule A to the Form 51-901.

2. **Related party transactions**

   See note 7 to the audited consolidated financial statements for the year ended December 31, 2001:

3. **Summary of securities issued and options granted during the period**

   (a) **Securities issued during the three months ended December 31, 2001**

   Nil

   (b) **Options granted during the three months ended December 31, 2001**

Date of Issue	Number	Name	Exercise Price	Expiry Date
Nov. 23, 2001	65,000	Sargent H. Berner	$0.10	October 12 2011
Nov. 23, 2001	170,000	Ross Guenther	$0.10	October 12, 2011
Nov. 23, 2001	203,000	Frank A. Lang	$0.10	October 12, 2011
Nov. 23, 2001	150,000	Shannon Ross	$0.10	October 12, 2011
Nov. 23, 2001	50,000	Ron Lang	$0.10	October 12, 2011
Nov. 23, 2001	125,000	Arthur Troup	$0.10	October 12, 2011
Nov. 23, 2001	100,000	William Witte	$0.10	October 12, 2011
Nov. 23, 2001	394,000	Employees/Consultants	$0.10	October 12, 2011
Total Granted	1,257,000			

4. **Summary of securities as at the end of the reporting period**

   (a) **Authorized Capital**

   50,000,000 common shares without par value.
   50,000,000 preferred shares.

   (b) **Issued and Outstanding Capital at December 31, 2001**

   18,589,319 common shares are issued and outstanding.

EMGOLD MINING CORPORATION

02 JUN 10 AM 11:07

Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and extraordinary general meeting (the "Meeting") of the members of **EMGOLD MINING CORPORATION** (the "Company") will be held at 1400, 570 Granville Street, Vancouver, British Columbia, on June 27, 2002, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2001.
2. To fix the number of directors at five.
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.
5. To consider and if thought advisable approve an amendment to the Memorandum of the Company to increase the number of Common Shares the Company is authorized to issue from 50,000,000 Common Shares without par value to 500,000,000 Common Shares without par value and to alter the Memorandum of the Company to reflect the increase of the authorized capital, all as more fully set forth in the Information Circular accompanying this Notice.
6. To consider and if thought advisable authorize the directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 25% of the total number outstanding as at May 15, 2002, all as more fully set forth in the Information Circular accompanying this Notice.
7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended December 31, 2001 and the auditor's report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 21st day of May, 2002.

BY ORDER OF THE BOARD

"Frank A. Lang"
Frank A. Lang, President